10027543

UNITEDSTATES
IESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 34645 |

FACING PAGE!
Information Required of Brokers and Dealers Pursuant to Section 17 of the!
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder!

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION!

NAME OF BROKER-DEALER: Park City Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 Old York Road, Suite 914
(No. and Street)

Jenkintown (City) PA. (State) 19046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Segal 215-517-5700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION!

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – if individual, state last, first, middle name)

1601 Walnut Street, Suite 815 (Address) Philadelphia (City) PA (State) 19102 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Mail Processing Section
FEB 26 2010
Washington, DC
121

**FOR OFFICIAL USE ONLY!**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Steven Segal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park City Capital, Inc, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SWORN TO AND SUBSCRIBED Before me This 23rd day of February 2010

X [signature]
Signature

President
Title

[signature]
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
LISA ANNE BURNS, Notary Public
Jenkintown Boro., Montgomery County
My Commission Expires April 5, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXX~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j)" A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l)" An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
INDEPENDENT AUDITORS' REPORT AND
OTHER MATTERS

# PARK CITY CAPITAL, INC.

DECEMBER 31, 2009

**PARK CITY CAPITAL, INC.**

**DECEMBER 31, 2009**

**TABLE OF CONTENTS**

**ROMEO & CHIAVERELLI LLC**
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

**To The Board of Directors**
**Park City Capital, Inc.**

We have audited the statement of financial condition of Park City Capital, Inc. as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Park City Capital, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in schedules on pages 7-10 are presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Romeo and Chiaverelli LLC
Certified Public Accountants
February 12, 2010

## PARK CITY CAPITAL, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2009

### ASSETS

| | |
|---|---|
| Assets | |
| Cash and Cash Equivalents | $ 16,667 |
| Accounts Receivable | 19,000 |
| Prepaid Expenses | 4,626 |
| Deferred Tax Asset | 11,324 |
| Total Assets | $ 51,617 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accrued Expenses | $ 7,200 |
| Total Liabilities | 7,200 |
| Stockholder's Equity | |
| Common Stock, $.01 Par Value; 100,000 shares authorized 30,100 shares issued | 400 |
| Additional Paid In Capital | 78,568 |
| Retained Deficit | (34,551) |
| Total Stockholder's Equity | 44,417 |
| Total Liabilities And Stockholder's Equity | $ 51,617 |

The accompanying notes are an integral part of these financial statements

**PARK CITY CAPITAL, INC.**
**STATEMENT OF INCOME AND EXPENSE**
**YEAR ENDED DECEMBER 31, 2009**

| | |
|---|---|
| **REVENUES** | |
| Commission Income | $ 29,918 |
| Interest Income | 79 |
| Total Revenues | 29,997 |
| **EXPENSES** | |
| Operating Expenses | |
| Regulatory Fees | 3,428 |
| Other Expenses | 26,023 |
| Total Expenses | 29,451 |
| Net Income Before Income Tax Expense | $ 546 |
| Income Tax Expense | ( 129) |
| **NET INCOME** | $ 417 |

The accompanying notes are an integral part of these financial statements

## PARK CITY CAPITAL, INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## DECEMBER 31, 2009

### SCHEDULE OF RETAINED DEFICIT

| | | |
|---|---|---|
| Beginning Retained Deficit | $ | (34,970) |
| Net Income | | 417 |
| Retained Deficit | | (34,551) |

### SCHEDULE OF ADDITIONAL PAID IN CAPITAL

| | | |
|---|---|---|
| Beginning Additional Paid in Capital | $ | 78,568 |
| Additional Capital Contributed | | 0 |
| Additional Paid In Capital | | 78,568 |

### SCHEDULE OF COMMON STOCK

| | | |
|---|---|---|
| Common Stock | | |
| 30,100 shares at $.01 Par Value | $ | 400 |
| Common Stock | | 400 |
| Total Stockholder's Equity | $ | 44,417 |

The accompanying notes are an integral part of these financial statements

**PARK CITY CAPITAL, INC.**
**STATEMENT OF CASH FLOWS**
**YEAR ENDED DECEMBER 31, 2009**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net Income | $ | 417 |
| Adjustments to reconcile net income to net cash used by operating activities: | | |
| Change in: | | |
| Advance to Employee | | 0 |
| Prepaid Expenses | | 1,166 |
| Deferred Tax Asset | | 129 |
| Accrued Expenses | | (2,300) |
| Net cash used operating activities | | (588) |
| Cash flows from investing activities: | | |
| Net cash used in investing activities | | 0 |
| Cash flows from financing activities: | | |
| Net cash provided by financing activities | | 0 |
| Net change in Cash and cash equivalents | | ( 588) |
| Cash and cash equivalents at beginning of year | | 17,255 |
| Cash and cash equivalents at end of year | $ | 16,667 |

The accompanying notes are an integral part
of these financial statements

**PARK CITY CAPITAL, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2009**

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization

Park City Capital, Inc. was incorporated in the State of Delaware on February 8, 1985 for the purpose of acting as a securities broker-dealer. The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") f/k/a the National Association of Securities Dealers, Inc. ("NASD"). Its' primary business is the sale of redeemable shares of registered investment companies and insurance annuity contracts to public customers.

Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounting for Uncertainty in Income Taxes

Effective January 1, 2009, the Company adopted the provision of FASB Accounting Standards Codification 740-10 (formerly FIN 48) "Accounting for Uncertainty in Income Taxes" (**"ASC 740-10"**). ASC 740-10 Clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on derecognition, classification, interest and penalties accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax

positions, if any, as a component of income tax expense. Prior to adopting ASC 740-10, the company used the guidance in ASC 450 (formerly SFAS No. 5 "Accounting for Contingencies"). The adoption of ASC 740-10 had no effect on the financial statements of the Company.

As of December 31, 2009, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S. and Pennsylvania income tax returns. Returns for the years ended December 31, 2006 to 2009 remain open for audit.

## NOTE 2 - INCOME TAXES

Deferred income taxes assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the difference between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.

At December 31, 2009, the Company had net operating loss carryovers for federal income tax purposes of approximately $48,403.

The provision for federal and state income taxes for the year ended December 31, 2009 consisted of the following:

| | |
|---|---|
| Federal | $ 74 |
| State | 55 |
| | $ 129 |

Net deferred tax assets consist of the following components as of December 31, 2009:

| | |
|---|---|
| Deferred tax assets: | |
| Loss carry forwards | $ 11,324 |
| | $11,324 |

## NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the Net Capital Provision of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum Net Capital, as defined under such provisions, of $5,000. At December 31, 2009 the Company had Net Capital of $9,467, which was $4,467 in excess of the minimum Net Capital Requirement.

## NOTE 4 - CAPITAL STOCK

On February 28, 1993, the Company adopted and filed an amendment to the Certificate of Incorporation authorizing 100,000 shares of capital stock with a par value of one cent ($.01) per share. Since that date, no other changes have occurred.

*SUPPLEMENTARY INFORMATION*

**PARK CITY CAPITAL, INC.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2009**

| | |
|---|---|
| Total member equity from<br>Statement of financial condition | $ 44,417 |
| Deduct non-allowable assets: | |
| Receivable | 19,000 |
| Prepaid expenses | 4,626 |
| Deferred income taxes | 11,324 |
| | 34,950 |
| Net capital | $ 9,467 |
| Minimum net capital required per 15c3-1 (a)(2) | $ 5,000 |
| Excess net capital at 1500% | 4,467 |
| Excess net capital at 1000% | 8,747 |
| Aggregate indebtedness from statement of financial condition, net of A-1c liabilities | $ 7,200 |
| Ration of aggregate indebtedness to net capital | 76 % |
| Debt-equity ratio computed in accordance with 15c3-1(d) | 0 |

**Note**: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 21, 2009

**PARK CITY CAPITAL, INC.**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**YEAR ENDED DECEMBER 31, 2009**

Park City Capital, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(1) who, as a broker who does limited business with mutual funds and / or variable contracts.

## *OTHER MATTERS*

**ROMEO & CHIAVERELLI LLC**
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Report on Internal Accounting
Control Required by SEC Rule 17a-5

**To The Board of Directors**
**Park City Capital, Inc.**

In planning and performing our audit of the financial statements of Park City Capital, Inc. (the "Company") as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph.

In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such

objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants
February 12, 2010

**ROMEO & CHIAVERELLI LLC**
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

**To The Board of Directors**
**Park City Capital, Inc.**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the nine months Ended December 31, 2009, which were agreed to by Park City Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Park City Capital, Inc.'s compliance with the applicable instructions of the Transitional Assessment Report (Form SIPC-7T). Park City Capital, Inc.'s management is responsible for Park City Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine months ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009, noting no differences:

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants
February 12, 2010

**PARK CITY CAPITAL, INC.**
**SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION**
**NINE MONTHS ENDED DECEMBER 31, 2009**

| Period Covered | Date Paid | Amount |
| --- | --- | --- |
| General assessment reconciliation for the period April 1, 2009 to December 31, 2009 | | $ 150.00 |
| Payment schedule: | | |
| SIPC-4 | 01-30-2009 | 150.00 |
| SIPC-6 | | 0.00 |
| SIPC-7T | | 0.00 |
| Balance due | | $ 0.00 |